Global Markets & Investment Banking

One Bryant Park — 8th Floor New York, New York 10036
646-855-6780

December 4, 2009
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pebblebrook Hotel Trust
Registration Statement No. 333-162412
Gentlemen:
     We hereby join the company in requesting that the effective date for the registration statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. Eastern Time on December 8, 2009, or as soon thereafter as possible, pursuant to Rule 430A.
     The underwriters of the above issue were advised by invitation wire and in subsequent underwriting papers that they must comply with the provisions of SEC Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act. Copies of the preliminary prospectus have been or will be made available in sufficient time for distribution to all prospective purchasers no less than 48 hours prior to the time it is expected confirmations will be mailed. The undersigned, as joint-lead managers, have and will, and each underwriter and each dealer has advised the undersigned that it has and will comply with Release No. 33-4968 of the 1933 Act and Rule 15c2-8 under the 1934 Act.

     In connection with the foregoing and pursuant to Rule 460 please be advised that the undersigned have effected approximately the following distribution of copies of the Preliminary Prospectus dated November 25, 2009.

N.Y.S.E. | A.S.E | NASDAQ Global Market	1
Financial Services and Publications	15
FINRA	5
Underwriters	4,119
Dealers	1,131
Individuals & Corporations	148
MLPF&S Inc. Branch Offices	1,337
	6,756	Copies

Very truly yours,

BOFA MERRILL LYNCH
MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED
RAYMOND JAMES & ASSOCIATES, INC.
WELLS FARGO SECURITIES, LLC
As Representatives of the Underwriters

BY: MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:	/s/ Michele Allong

Michele Allong
Authorized Signatory